04004512

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2004 WASH. D.C. 158

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47561

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ALTIS SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6047 S Syracuse Way, Suite 307
(No. and Street)

Greenwood Village (City) CO (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gordon Dihle 303-397-1956
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S Quebec St, Suite 200 (Address) Greenwood Village (City) CO (State) 80111 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 16 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gordon Dihle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ALTIS SECURITIES, INC., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Gordon Dihle
Signature

President
Title

Notary Public   My Commission Expires 10/12/06

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALTIS SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2003

ALTIS SECURITIES, INC.

CONTENTS

	Page
Independent Auditors' Report	3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Shareholder's Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8 - 10
Supplementary Schedule:	
Computation of Net Capital Pursuant to Uniform Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	11
Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5	12 - 13

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Altis Securities, Inc.

We have audited the accompanying statement of financial condition of Altis Securities, Inc. as of December 31, 2003, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Altis Securities, Inc. as of December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying index is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements, and in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2004

ALTIS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	1 602
Due from clearing broker		13 276
Commissions receivable		676
Prepaid expenses		4 051
Equipment, net of $16,452 accumulated depreciation		607
	$	**20 212**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Commissions payable	$	1 404
CONTINGENCIES (Note 5)		
SHAREHOLDER'S EQUITY (Note 2):		
Common stock, $0.001 par value; 100,000,000 shares authorized; 27,000,000 shares issued and outstanding		27 000
Additional paid-in capital		30 599
Deficit		(38 791)
Total shareholder's equity		18 808
	$	**20 212**

The accompanying notes are an integral part of this statement.

ALTIS SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUE:		
Commissions	$	73 787
Other		3 076
Total revenue		76 863
EXPENSES:		
Commissions		45 602
Clearing charges		30 113
General and administrative expenses		22 355
Occupancy expenses		756
Total expenses		98 826
NET LOSS	**$**	**(21 963)**

The accompanying notes are an integral part of this statement.

ALTIS SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2003

	Common Stock Shares	Common Stock Amount	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2002	7 000 000	$ 7 000	$ 30 599	$ (16 828)
Sale of common stock	20 000 000	20 000	-	-
Net loss	-	-	-	(21 963)
BALANCES, December 31, 2003	**27 000 000**	**$ 27 000**	**$ 30 599**	**$ (38 791)**

The accompanying notes are an integral part of this statement.

ALTIS SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2003
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(21 963)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization		756
Increase in due from clearing broker		(8 105)
Increase in commissions receivable		(654)
Decrease in accounts payable		(44)
Decrease in commissions and salaries payable		(16 415)
Net cash used in operating activities		(46 425)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Sale of common stock		20 000
NET DECREASE IN CASH AND CASH EQUIVALENTS		(26 425)
CASH AND CASH EQUIVALENTS, at beginning of year		28 027
CASH AND CASH EQUIVALENTS, at end of year	**$**	**1 602**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Accounting
Altis Securities, Inc. ("the Company") was incorporated in the state of Colorado on May 21, 1999. The Company is a wholly-owned subsidiary of Altis Capital Group, Inc. The Company operates as a securities broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company deals mainly in mutual funds, securities and other investment products. The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereto, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Depreciation
The Company provides for depreciation of furniture and equipment on a straight-line basis over estimated useful lives of five to ten years.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers money market funds at its clearing broker and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes
The Company files a consolidated income tax return with its parent corporation. However, for financial statement purposes, it presents income tax information as if it filed a separate tax return. The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards 109. Under this method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTES TO FINANCIAL STATEMENTS
(Continued)

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2003, the Company had net capital and net capital requirements of $13,474 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was .10 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - INCOME TAXES

The Company has approximately $44,000 of net operating losses subject to various limitations imposed by the rules and regulations of the Internal Revenue Service due to prior changes in ownership expiring in 2019. It also has approximately $32,000 of unlimited net operating losses expiring in 2022 and 2023 which may be used to offset future taxable income. These carryforward losses may provide tax benefits in the future of approximately $17,000. Because the realization of this benefit is dependent on the Company's future taxable income, a valuation reserve in the same amount has been recorded. This reserve increased approximately $6,000 for the year ended December 31, 2003.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company occupies office space with and receives some administrative benefits from an affiliated entity. These expenses are considered to be minimally incremental to the affiliate's normal operations and no amount is recorded by the Company.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

The Company is in business as a securities broker-dealer and deals primarily in mutual funds and other investment products which it buys and sells on behalf of its customers on a fully disclosed basis.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISKS AND UNCERTAINTIES (continued)

In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill those obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from its clearing broker could be subject to forfeiture.

The Company's financial instruments, including cash and cash equivalents, receivables, prepaid expenses and accounts payable are carried at amounts that approximate fair value due to the short-term nature of those instruments.

SUPPLEMENTARY INFORMATION

ALTIS SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2003

CREDIT:	
Shareholder's equity	$ 18 808
DEBITS:	
Property and equipment, net	607
Prepaid expenses	4 051
Commission receivable	676
Total debits	5 334
NET CAPITAL	13 474
Minimum requirements of 6 2/3% of aggregate indebtedness of $1,404 or $5,000, whichever is greater	5 000
EXCESS NET CAPITAL	**$ 8 474**
AGGREGATE INDEBTEDNESS:	
Commissions payable	$ 1 404
TOTAL AGGREGATE INDEBTEDNESS	**$ 1 404**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**.10 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2003.

SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Altis Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedule of Altis Securities, Inc. for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Altis Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and (ii) for safeguarding the occasional receipt of cash and securities until promptly transmitted to the Company's clearing organization. We did not review the practices and procedures followed by the Company or in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Altis Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

In addition, our review indicated that Altis Securities, Inc. was in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer Jeffries LLP

Greenwood Village, Colorado
January 29, 2004